Exhibit 8.1

List of Subsidiaries of Sino Oil & Gas Pipe Holdings Limited

Name	Country of Incorporation
Rise King Management Limited	British Virgin Islands
Sound Way Enterprises Limited	British Virgin Islands
Brave King Enterprises Limited	Hong Kong
Major Aim Enterprises Limited	Hong Kong
Shanxi Shipaipu Business Consulting Co., Ltd.	People’s Republic of China
Shanxi Ruixingtong Business Consulting Co., Ltd.	People’s Republic of China
Shanxi Guolian Pipe Industry Group Co., Ltd.	People’s Republic of China
Shanxi Zhonglian Gas Development Co., Ltd.	People’s Republic of China
Shanxi Guolian Spiral Tubulation Co., Ltd.	People’s Republic of China
Xi’an Guolian Spiral Tubulation Co., Ltd	People’s Republic of China
Shanxi Guolian Pipe Technology Co., Ltd.	People’s Republic of China